Exhibit 99.1

FOR IMMEDIATE RELEASE	December 2, 2021

CELESTICA ANNOUNCES TSX ACCEPTANCE OF NORMAL COURSE ISSUER BID

TORONTO, Canada - Celestica Inc. (NYSE: CLS) (TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced that the Toronto Stock Exchange (the “TSX”) has accepted the Company's notice to launch a Normal Course Issuer Bid (the “Bid”).

Under the Bid, the Company may, and intends to, repurchase on the open market, at its discretion during the period commencing on December 6, 2021 and ending on the earlier of December 5, 2022 and the completion of purchases under the Bid, up to 8,987,310 subordinate voting shares, representing approximately 10% of the "public float" of the subordinate voting shares (within the meaning of the rules of the TSX), subject to the normal terms and limitations of such bids. Under the TSX rules, the average daily trading volume of the subordinate voting shares on the TSX during the six months ended November 30, 2021 was 208,859 and, accordingly, daily purchases on the TSX pursuant to the Bid will be limited to 52,214 subordinate voting shares, other than purchases made pursuant to the block purchase exception. The actual number of subordinate voting shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by the management of the Company, subject to applicable law and the rules of the TSX. In accordance with the TSX rules, the maximum number of subordinate voting shares which may be repurchased for cancellation under the Bid will be reduced by the number of subordinate voting shares purchased for delivery pursuant to stock-based compensation plans.

Purchases are expected to be made through the facilities of the New York Stock Exchange and the TSX and other alternative trading systems in Canada, at prevailing market prices, including through one or more automatic share purchase plans. The Bid will be funded using existing cash resources and draws on its credit facility, and any subordinate voting shares repurchased by the Company under the Bid will be cancelled.

As of November 30, 2021, the Company had 106,112,145 issued and outstanding subordinate voting shares and a "public float" (within the meaning of the rules of the TSX) of 89,873,105 subordinate voting shares.

The Company believes that the purchases are in the best interest of the Company and constitute a desirable use of its funds.

The Company previously implemented a normal course issuer bid for its subordinate voting shares which expired on November 23, 2021. Under its prior bid, the Company was authorized to purchase up to 9,021,320 subordinate voting shares and repurchased and cancelled 4,377,739 subordinate voting shares at a weighted average price of US$8.21 per share. In the past 12 months, the Company repurchased 802,000 subordinate voting shares for delivery pursuant to the Company's stock-based compensation plans.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including, without limitation, statements related to: the Company's intention to commence the Bid, the timing, quantity and funding of any purchases of subordinate voting shares under the Bid, and the expected facilities through which any such purchases may be made. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The forward-looking statements herein are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding subordinate voting shares under the Bid; compliance with applicable laws and regulations pertaining to normal course issuer bids; a reduction in the size of our "public float" as a result of repurchases made under the Bid; changes to our business model; the Company's future capital requirements; market and general economic conditions; demand for our customers' products; and unforeseen legal or regulatory developments, as well as the other risks discussed in our public filings at www.sedar.com and www.sec.gov, including in our 2020 Annual Report on Form 20-F (see, among other risk disclosures, Item 3(D), “Key Information — Risk Factors”, Item 5 “Operating and Financial Review and Prospects,” and Item 11, “Quantitative and Qualitative Disclosures about Market Risk”) filed with, and our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), and other subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include the following: the Company's view with respect to its financial condition and prospects; the stability of general economic and market conditions and currency exchange rates; the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding subordinate voting shares under the Bid; the existence of potentially superior uses for the Company’s cash resources than subordinate voting share repurchases; compliance by third parties with their contractual obligations; compliance with applicable laws and regulations pertaining to the Bid; that we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities, as well as the other assumptions discussed in our public filings at www.sedar.com and www.sec.gov, under the heading “Cautionary Note Regarding Forward-Looking Statements”, or similarly named sections, including in our 2020 Annual Report on Form 20-F filed with, and our most recent MD&A, and other subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Communications
(416) 448-2200
media@celestica.com

Celestica Investor Relations
(416) 448-2211
clsir@celestica.com